                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                        The Elder-Beerman Stores Corp.
                 --------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                 --------------------------------------------
                        (Title of Class of Securities)

                                   284470101
                                (CUSIP Number)

                               Stuart J. Lissner
                               Managing Director
                              PPM America, Inc.,
                      225 West Wacker Drive, Suite 1100A
                            Chicago, Illinois 60606
                                (312) 634-2501
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 8, 1999
-------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 284470101                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PPM America Special Investments Fund, L.P.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    36-4086849
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,216,545
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,216,545
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,216,545
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.82%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 284470101                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PPM America Fund Management GP. Inc.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,216,545/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,216,545
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,216,545
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.82%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

____________________

/1/ All of the securities covered by this report are owned legally by PPM America Special Investments Fund, L.P., and none are owned directly or indirectly by PPM America Fund Management GP, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America Fund Management GP, Inc. is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 284470101                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PPM America Special Investments CBO II, L.P.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0179401
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             735,624
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          735,624
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      735,624
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.73%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 284470101                                      PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PPM America CBO II Management Company

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             735,624/2/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          735,624
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      735,624
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.73%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


______________

/2/ All of the securities covered by this report are owned legally by PPM America Special Investments CBO II L.P., and none are owned directly or indirectly by PPM America CBO II Management Company. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America CBO II Management Company is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 284470101                                      PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PPM America, Inc.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,952,169/3/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,952,169
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,952,169
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.55%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

______________

/3/ All of the securities covered by this report are owned legally by PPM America, Inc.'s investment advisory clients, and none are owned directly or indirectly by PPM America, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities covered by this statement.

Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, no par value (the "Securities"), of The Elder-Beerman Stores Corp. ("EBSC"). The address of the principal executive offices of EBSC is 3155 El-Bee Road, Dayton, Ohio 45439.

Item 2.  Identity and Background

     (1)  PPM America Special Investments Fund, L.P. ("SIF I")
     (2)  PPM America Fund Management GP, Inc. ("SIF I GP")
     (3)  PPM America Special Investments CBO II, L.P. ("CBO II")
     (4)  PPM America CBO II Management Company ("CBO II GP")
     (5)  PPM America, Inc. ("PPM America")

Collectively referred to hereinafter as "PPM."

     Each of SIF I, SIF I GP, CBO II, CBO II GP and PPM America is organized under the laws of the State of Delaware. SIF I and CBO II are investment funds. SIF I GP and CBO II GP serve as the general partner of SIF I and CBO II, respectively. The principal business of PPM America is performing investment advisory services for its clients. The address for SIF I, SIF I GP, CBO II, CBO II GP and PPM America is:

          225 West Wacker Drive
          Suite 1100A
          Chicago, Illinois 60606

No disclosure under Item 2(d) or 2(e) is required with respect to PPM.

Schedule I contains certain information concerning the parent companies of PPM America.

Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds for PPM's purchases of EBSC shares was funds invested with PPM by PPM's clients. The aggregate purchase price for 1,374,600 EBSC shares was $10,954,988; the remaining 577,569 EBSC shares were distributed to PPM by EBSC in partial satisfaction of PPM's claims against EBSC in EBSC's federal bankruptcy reorganization proceeding.

Item 4.  Purpose of Transaction

     PPM holds the shares of EBSC for investment purposes. While PPM is currently supportive of EBSC's senior management, PPM has requested that the Board of Directors of EBSC strongly consider taking certain actions in order to improve EBSC's corporate governance structure. These actions include the addition of two shareholder nominees to the Board of Directors, the amendment of EBSC's Articles of Incorporation and Code of Regulations to eliminate "super-majority" voting requirements, and the separation of the role of the Chairman of the Board from the role of the Chief Executive Officer. PPM has communicated, and may continue to communicate, with EBSC's senior management, Board of Directors and other stockholders regarding these issues.

     PPM will periodically review its investment and may, from time to time, determine to buy shares of EBSC (subject to Rule 13d-1(e)) or sell shares of EBSC in the open market, in privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer

   (a)

               ----------------------------------
                             NUMBER
                               OF
                 ENTITY      SHARES    % OF CLASS
               ----------------------------------
               SIF I        1,216,545        7.82%
               ----------------------------------
               SIF I GP     1,216,545        7.82%
               ----------------------------------
               CBO II         735,624        4.73%
               ----------------------------------
               CBO II GP      735,624        4.73%
               ----------------------------------
               PPM          1,952,169       12.55%
               ----------------------------------

     (b)

          -----------------------------------------------------------
                        SOLE     SHARED        SOLE         SHARED
                       VOTING    VOTING    DISPOSITIVE   DISPOSITIVE
            ENTITY     POWER     POWER        POWER         POWER
          -----------------------------------------------------------
          SIF I              0  1,216,545             0     1,216,545
          -----------------------------------------------------------
          SIF I GP           0  1,216,545             0     1,216,545
          -----------------------------------------------------------
          CBO II             0    735,624             0       735,624
          -----------------------------------------------------------
          CBO II GP          0    735,624             0       735,624
          -----------------------------------------------------------
          PPM                0  1,952,169             0     1,952,169
          -----------------------------------------------------------

     (c) Schedule II to this Schedule 13D contains a list of transactions by PPM in shares of EBSC during the past 60 days.

     (d)  N/A

     (e)  N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     PPM is not a party to any contract, arrangement, understanding or relationship with any other entity or individual with respect to the Securities.

Item 7.  Material to Be Filed as Exhibits

     N/A

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 1999


PPM AMERICA SPECIAL INVESTMENTS         PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.                              CBO II, L.P.

By:  PPM America, Inc.                  PPM America, Inc.
     As Attorney-in-Fact                As Attorney-in-Fact


By:/s/ Stuart Lissner                   By:/s/ Stuart Lissner
   --------------------------              --------------------------
   Stuart Lissner                          Stuart Lissner
   Managing Director                       Managing Director


PPM AMERICA FUND MANAGEMENT             PPM AMERICA, INC.
GP, INC.

By:/s/ Stuart Lissner                   By:/s/ Stuart Lissner
   --------------------------              ---------------------------
   Stuart Lissner                          Stuart Lissner
   Managing Director                       Managing Director


PPM AMERICA CBO II MANAGEMENT
COMPANY

By:  PPM MGP (Bermuda), Ltd.
     Its Managing General Partner

By:/s/ Stuart Lissner
   --------------------------
   Stuart Lissner
   Vice President

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


 Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

  CERTAIN INFORMATION CONCERNING THE PARENT COMPANIES OF PPM


     PPM America's sole stockholder is PPM Holdings, Inc., a Delaware corporation ("Holdings"). The address of the principal executive offices of Holdings is 225 West Wacker Drive, Suite 1200, Chicago, IL 60606. Holding's directors and officers are as follows:

     Directors:                         Officers:

      Russell W. Swansen                 Russell W. Swansen (President)
      F. John Stark, III                 F. John Stark, III (Secretary)
      Mark B. Mandich                    Mark B. Mandich (Treasurer)

To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Holdings.

     Holding's sole stockholder is Prudential Portfolio Managers, Ltd., a UK limited company ("Portfolio"). The address of the principal executive offices of Portfolio is 142 Holborn Bars, London EC1N 2NH. Portfolio's directors and (officers) are as follows:

     D. A. Higgs          (Chairman)
     A. P. Rutherford     (Secretary)
     R. P. Baker-Bates
     J. C. Betteridge
     M. J. Denham
     R. J. Dennis
     J. C. Gell
     P. N. C. Johns
     H. M. Jones
     M. R. Moore
     J. W. Morgan
     N. C. W. Mustoe
     R. W. Swansen
     N. H. C. Thompson
     Wong Sai Hung

To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Portfolio.

     Prudential Corporation plc, a UK public limited company ("Prudential"), is the sole shareholder of Portfolio and the ultimate parent of PPM. The address of the principal executive offices of Prudential is Laurence Pountney Hill, London EC4R OEU. Prudential's directors and (officers) are as follows:

     Sir Martin Jacomb   (Chairman)
     M. D. Abrahams      (Deputy Chairman)
     Sir Peter Davis     (Chief Executive)
     J. W. Bloomer       (Chief Executive Designate)
     P. M. Maynard       (Secretary)
     Sir David Barnes
     K. L. Bedell-Pearce
     J. A. Burdus
     L. G. Cullen
     D. A. Higgs
     B. A. Macaskill
     R. O. Rowley
     A. D. Stewart
     M. E. Tucker

To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Prudential.

SCHEDULE II

            TRANSACTIONS IN THE SECURITIES DURING THE PAST 60 DAYS


------------------------------------------------------------------
                      # OF SECURITIES  PURCHASE PRICE
 PURCHASER    DATE       PURCHASED       PER SHARE     DESCRIPTION
------------------------------------------------------------------
SIF I        7-15-99           29,561         $ 7.125    Note 1
------------------------------------------------------------------
SIF I        7-30-99           17,847         $  6.25    Note 1
------------------------------------------------------------------
SIF I        8-13-99            3,555         $  5.75    Note 2
------------------------------------------------------------------
SIF I        8-30-99            1,340         $7.1875    Note 2
------------------------------------------------------------------
CBO II       7-15-99           34,439         $ 7.125    Note 1
------------------------------------------------------------------
CBO II       7-30-99           20,453         $ 6.250    Note 1
------------------------------------------------------------------

Note 1:   Securities were purchased on the open market.

Note 2: Securities were distributed to SIF I in partial satisfaction of PPM's claims against EBSC in EBSC's federal bankruptcy reorganization proceeding. The purchase price per share represents the market value of the Security as of the date of distribution to PPM.